Michael Nashick

My education and professional background could best be described as well-rounded. While my most recent career experience has been in the realm of accounting and finance, I also have experience as a Real Estate agent where I became well versed in sales, marketing, and contract negotiations. I also manage a small portfolio of rental properties in my spare time. I enjoy business, in all its forms, and am always looking forward to the next challenge and opportunity to grow as a professional.

Work History:

Controller – Tech 2U – September 2008 – Present
- *Prepare and oversee the preparation of accurate and timely financial statements.*
- *Establish and maintain effective internal control systems to safeguard company assets.*
- *Provide financial analysis and insights to support management decisions.*
- *Evaluate financial performance, identify trends, and make recommendations for improvements.*
- *Oversee banking relationships and financing activities.*
- *Work with tax advisors to optimize the organization's tax strategies.*
- *Coordinate and manage external audits.*
- *Oversee the implementation and maintenance of financial systems and software.*
- *Streamline processes and improve efficiency in financial operations.*
- *Effectively communicate financial results, forecasts, and recommendations to senior management.*
- *Participate in the formulation and execution of the company's strategic plans.*

Chief Financial Officer – Sircles Media – December 2018 – Present
- *Prepare and oversee the preparation of accurate and timely financial statements, reports, and disclosures.*
- *Work with tax advisors and attorneys to ensure compliance with all tax regulations and SEC reporting requirements.*
- *Effectively communicate financial results and recommendations to the CEO, Board of Directors, and other stakeholders.*

Real Estate Salesperson – Re/Max Professionals – March 2003- January 2009
- *Top performing sales agent representing clients buying or selling residential Real Estate, successfully closing over 100 Real Estate transactions.*

Staff Auditor – KPMG, LLP – May 2000-Jan 2003
- *Performed audits of private and public entities across a variety of industries.*

Education:
B.S. – Business Administration – University of Southern California

Licenses:
California Department of Real Estate

Affiliations:
Kappa Sigma Fraternity – Delta Eta Chapter - University of Southern California